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UNITED STATES	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zoomcar Holdings, Inc.
Full Name of Registrant

Innovative International Acquisition Corp.
Former Name if Applicable

Anjaneya Techno Park, No. 147, 1st Floor, Kodihalli,
Address of Principal Executive Office (Street and Number)

Bangalore, India - 560008
City, State and Zip Code

SEC 1344 (06-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the annual period ended March 31, 2024 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information that was not available. The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Hiroshi Nishijima	+91	99454-8382
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its results of operations for the year ended March 31, 2024 compared to the results of operations (of Zoomcar, Inc.) for the year ended March 31, 2023. Specifically, the Company expects to report an increase in total revenue in the fiscal year ended 2024 of approximately $1.2 million, from $8.6 million in 2023 to $9.8 million in 2024. Further, the Company expects to report a significant decline in net loss in the fiscal year ended 2024 of approximately $28 million, from $62 million in 2023 to $34 million in 2024. The reason for the increase in revenue is that the Company prioritized higher duration per trip bookings to seek to maximize revenue, combined with a reduction in incentive payments due to Company hosts by converting to a direct settlement process. The primary reason for the decrease in net loss is that the Company reduced operating costs over the 2024 fiscal year. This reduction in operating costs was driven by overall Company-wide efforts to achieve enhanced operational and service delivery efficiency beginning in January 2023. Key drivers of the cost savings include reduction in personnel costs, closure of certain of our subsidiaries operations, workforce optimization, and cost rationalization for our India based call centers.

Zoomcar Holding, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 2, 2024	By	/s/ Hiroshi Nishijima
Hiroshi Nishijima
(Interim Chief Executive Officer)

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